UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: February 10, 2020

BrewDog USA Inc.

Delaware
(State or other jurisdiction of incorporation or organization)

47-4320975
(I.R.S. Employer Identification No.)

96 Gender Road
Canal Winchester, Oh 43110

614-400-3077
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7.  As of December 23, 2019, Allison Green has left BrewDog USA, Inc. and is no longer the Chief Executive Officer or a member of the Board of Directors.  As of the same date, Jason Block has taken over at Chief Executive Officer, and Ms. Green’s former board seat remains unfilled, with no present plans to fill said board seat.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): BrewDog USA Inc.

By (Signature and Title): /s/ Jason Block, Chief Executive Officer

Date: February 10, 2020